UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Evolving Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1010843
(State of incorporation or organization)	(I.R.S. Employer Identification no.)

9777 Pyramid Court, Suite 100
Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series C Junior Participating
Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:                     (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

On March 4, 2009, the Board of Directors (the “Board”) of Evolving Systems, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Shares”).  The description and terms of the Rights are set forth in a Rights Agreement dated as of March 4, 2009 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company LLC (the “Rights Agent”).

Under the Rights Agreement, from and after the record date of March 16, 2009, each share of Common Shares will carry with it one Right, until the Distribution Date (as defined below) or earlier expiration of the Rights, as described below. In general terms, the Rights will cause significant dilution of the Common Share holdings of any person or group (an “Acquiring Person”) acquiring 22.5% or more of the outstanding Common Shares without the approval of the Board.

A summary of the terms of the Rights Agreement follows. This description is only a summary, is not complete, and should be read together with the entire Rights Agreement.

The Rights. From the record date of March 16, 2009, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the Common Shares. New Rights will also accompany any new Common Shares that the Company issues after March 16, 2009, until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series C Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company at a price of $8.00 per one one-hundredth of a Preferred Share (the “Exercise Price”), subject to adjustment, once the Rights become exercisable.  Each Preferred Share is designed to be the economic equivalent of 100 Common Shares. Until a Right is exercised, with respect to such Right, the holder thereof will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Exercisability. The Rights will not be exercisable until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons, has become an Acquiring Person or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by an Acquiring Person of 22.5% or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”).  Until the Distribution Date or earlier expiration of the Rights, the Common Share certificates will also evidence the Rights, and any transfer of Common Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Common Shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate thereof (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.  This right will commence on the date of public announcement that a person has become an Acquiring Person (or the effective date of a registration statement relating to distribution of the Rights, if later) and terminate 60 days later (subject to adjustment in the event exercise of the Rights is enjoined).

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its stock, consolidated assets or earning power are sold to an Acquiring Person, its affiliates or associates or certain other persons in which such persons have an interest, proper provision will be made so that each such holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Preferred Share Provisions. Each Preferred Share, if issued:

•                  will not be redeemable;

•                  will entitle its holder to a minimum preferential quarterly dividend payment of $l per share or an aggregate dividend of 100 times the dividend declared per Common Share, whichever is greater;

•                  will entitle its holder upon liquidation to receive a minimum preferential liquidation payment of $100 per share or an aggregate payment of 100 times the payment made per Common Share, whichever is greater;

•                  will have 100 votes per share, and will vote together with the Common Shares; and

•                  will entitle holders to a per share payment equal to 100 times the amount received per Common Share, if Common Shares are exchanged via merger, consolidation, or a similar transaction.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.  The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

Expiration. The Rights will expire on March 4, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

Redemption or Exchange.  At any time prior to the earliest of (i) the close of business on the day of the first public announcement that a person has become an Acquiring Person, or (ii) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”).  In general, the redemption of the Rights may be made effective at such time on such basis with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or, under circumstances set forth in the Rights Agreement, cash, property or other securities of the Company, including fractions of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent designations and the powers, preferences and rights, and the qualifications, limitations and restrictions), per Right (with value equal to such Common Shares).

Anti-Dilution Provisions. The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable or payable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.  The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.  With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Amendments. The terms of the Rights generally may be amended by the Board without the consent of the holders of the Rights, except that from and after such time as the Rights are distributed no such amendment may adversely affect the interests of the holders of the Rights (excluding the interest of any Acquiring Person).

Item 2.  Exhibits.

Exhibit Number	Description
1	Certificate of Designation for Series C Junior Participating Preferred Stock (incorporated by reference from Exhibit 3.1(d) to the Company’s Current Report on Form 8-K filed on March 9, 2009).
2

Rights Agreement dated as of March 4, 2009, by and between Evolving Systems, Inc. and American Stock Transfer & Trust Company LLC (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 9, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Evolving Systems, Inc.

By:	/s/ANITA T. MOSELEY
Anita T. Moseley
Sr. Vice President & General Counsel

Date:  March 9, 2009